

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2013

Via E-mail
H.E. "Scott" Wolfe
Chief Executive Officer
Universal Truckload Services, Inc.
12755 E. Nine Mile Road
Warren, MI 48089

>   **Re: Universal Truckload Services, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 28, 2013**
>   **File No. 333-187587**

Dear Mr. Wolfe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise whether you believe you are eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3. If so, please provide us with your basis for that conclusion. To the extent you do not meet the public float requirement and intend to rely upon General Instruction I.B.6, please revise to include the information required by Instruction 7 to General Instruction I.B.6 on the prospectus cover page.

2. Given the size of the secondary offering relative to your public float and to the number of shares outstanding held by non-affiliates, and the nature of the selling stockholders, please provide us with your analysis supporting your determination that the selling stockholders are not statutory underwriters and their portion of the offering is not an indirect primary offering. For guidance refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Registration Statement Cover Page

3. We note your disclosure in footnote 2 to the Calculation of Registration Fee table that the securities registered include unspecified amounts and numbers of securities that may be issued "pursuant to the anti-dilution provisions of any such securities." Please revise this language to refer specifically to Rule 416 and the anti-dilution transactions covered by such rule.

4. We note your disclosure in footnote 2 to the Calculation of Registration Fee table that "[s]eparate consideration may or may not be received for securities issuable on exercise, conversion, or exchange of other securities." To the extent that separate consideration is to be received, please confirm that the maximum aggregate amount of such consideration is included in the maximum aggregate offering price of all securities sold. Refer to Rule 457(i) of the Securities Act.

Documents Incorporated by Reference, page 2

5. We note that you are incorporating by reference into this registration statement your Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and that certain portions of your Definitive Proxy Statement for your 2013 Annual Meeting are to be incorporated by reference into such Annual Report. Please confirm your understanding that you must file your Definitive Proxy Statement for your 2013 Annual Meeting or amend your Form 10-K to include the information required in Part III prior to requesting acceleration of the effectiveness of your registration statement. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Exhibit 5.1

6. Please remove the language in the penultimate paragraph on page 4 of the opinion stating that the opinion is based on facts assumed by counsel as it is inappropriate to assume material facts underlying the opinion or any readily ascertainable facts.

7. Please remove the language in the penultimate paragraph on page 4 of the opinion stating that the opinion "has been prepared solely for your use in connection with the filing of the Registration Statement." This is an inappropriate limitation on reliance.

8. Please revise the last paragraph on page 4 of the opinion to have counsel clearly consent to being named in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
       C. Douglas Buford, Jr., Esq.